UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33820
CUSIP Number: G04136 100

(Check one): ☐ Form 10-K     ☒ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR
For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

A-POWER ENERGY GENERATION SYSTEMS, LTD.
Full Name of Registrant

CHINA ENERGY TECHNOLOGY LIMITED
Former Name if Applicable

No. 64 Huanghai Road
Address of Principal Executive Office (Street and Number)

Yuhong District, Shenyang, Liaoning, China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, within the prescribed time period because the Registrant requires additional time for compilation and review to assure adequate disclosure of certain information required to be included in the Form 20-F. The Registrant intends to file the Form 20-F on or before to the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward Meng, Chief Financial Officer	(86) 10-24-31013399
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Head Dragon Holdings Limited, a wholly-owned subsidiary of the Registrant, and subsidiaries (“Head Dragon Holdings”), recorded revenue of $152,544,105 for 2007, compared to revenue of $98,704,984 in 2006, and a gross profit of $20,556,956 for 2007, compared to $12,790,481 in 2006. Head Dragon Holdings’ income from operations was $17,074,977 in 2007, compared to $10,890,210 in 2006, and net income was $15,213,640 in 2007, compared to $7,510,500 in 2006. The increase in revenue was primarily due to both an increase in the number of integrated contracts performed during 2007 and a larger average size of those contracts. The increase in operating income as a percentage of total revenues was due mainly to an increase in gross profit resulting from higher margins associated with integrated contracts and a more rapid increase in revenues than in overhead. The increase in net income was attributable primarily to the significant growth in revenue and operating income, as well as an increase in the average size of integrated contracts being performed, which tend to carry higher margins. The audited financial statements of Head Dragon Holdings were filed as an exhibit to registrant’s report on Form 6-K filed on April 17, 2008.

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer